SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*
Safety, Income & Growth Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
78649D104

(CUSIP Number)
December 31, 2017

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐          Rule 13d-1(b)
☐          Rule 13d-1(c)
☒          Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554382101
1.	NAMES OF REPORTING PERSONS GIC Private Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,125,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,125,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,125,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.68%‡
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

‡ Percentage is based on 18,190,000 shares of common stock outstanding as of October 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2017.

CUSIP No. 554382101
1.	NAMES OF REPORTING PERSONS GIC Real Estate Private Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,125,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,125,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,125,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.68%‡
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

‡ Percentage is based on 18,190,000 shares of common stock outstanding as of October 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2017.

CUSIP No. 554382101
1.	NAMES OF REPORTING PERSONS GIC Real Estate, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,125,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,125,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,125,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.68%‡
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

‡ Percentage is based on 18,190,000 shares of common stock outstanding as of October 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2017.

CUSIP No. 554382101
1.	NAMES OF REPORTING PERSONS SFTY Venture LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,125,000
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,125,000
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,125,000
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.68%‡
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

‡ Percentage is based on 18,190,000 shares of common stock outstanding as of October 25, 2017 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 26, 2017.

Item 1(a).	Name of Issuer:

Safety, Income & Growth Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1114 Avenue of the Americas
 New York, New York 10036
Item 2(a).	Name of Person Filing:

GIC Private Limited
GIC Real Estate Private Limited
GIC Real Estate, Inc.
SFTY Venture LLC

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A and is incorporated herein by reference. Pursuant to the Joint Filing Agreement, the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

GIC Private Limited:

168 Robinson Road
#37-01 Capital Tower
 Singapore 068912

GIC Real Estate Private Limited:

c/o GIC Private Limited
168 Robinson Road
#37-01 Capital Tower
 Singapore 068912

GIC Real Estate, Inc.:

One Bush Street, Suite 1100
 San Francisco, California 94104

SFTY Venture LLC:

c/o GIC Real Estate, Inc.
280 Park Avenue, 9th Floor
 New York, NY 10017

Item 2(c).	Citizenship:

GIC Private Limited – Singapore
GIC Real Estate Private Limited – Singapore
GIC Real Estate, Inc. – Delaware
SFTY Venture LLC – Delaware

Item 2(d).	Title of Class of Securities:
Common Stock
Item 2(e).	CUSIP Number:
78649D104
Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)   [  ]   Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)   [  ]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)   [  ]   Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)   [  ]   Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
(e)   [  ]   An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)    [  ]   An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)   [  ]   A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)   [  ]   A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)    [  ]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)    [  ]   A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)   [  ]   Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:  ________________

Item 4.	Ownership.
The aggregate number of securities and percentages of the class of securities of the Issuer beneficially owned by the Reporting Persons named in Item 2(a), as well as the number of securities as to which such persons are deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or direct the disposition, is set forth in the following table:

Reporting Person	Number of Shares
	No. of Shares Beneficially Owned	Power to Vote			Power to Dispose			Percent of Class
		Sole	Shared		Sole	Shared
GIC Private Limited	2,125,000	0	2,125,000	[1]	0	2,125,000	[1]	11.68%
GIC Real Estate Private Limited	2,125,000	0	2,125,000	[1]	0	2,125,000	[1]	11.68%
GIC Real Estate, Inc.	2,125,000	0	2,125,000	[1]	0	2,125,000	[1]	11.68%
SFTY Venture LLC	2,125,000	0	2,125,000	[1]	0	2,125,000	[1]	11.68%

1   2,125,000 shares are held directly by SFTY Venture LLC (“SFTY Venture”). GIC Real Estate, Inc. (“GIC RE Inc.”), the investment manager for SFTY Venture, has the power to vote and dispose of such shares.  GIC RE Inc. shares such powers with GIC Real Estate Private Limited and GIC Private Limited.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certifications.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated February 12, 2018
GIC PRIVATE LIMITED

By:	/s/ Jimmy Teo Poh Leong
Name: Jimmy Teo Poh Leong
Title: Senior Vice President

By:	/s/ Celine Loh Sze Ling
Name: Celine Loh Sze Ling
Title: Senior Vice President

GIC REAL ESTATE PRIVATE LIMITED

By:	/s/ Lee Kok Sun
Name: Lee Kok Sun
Title: Managing Director

GIC REAL ESTATE, INC.

By:	/s/ Steven Sinnett
Name: Steven Sinnett
Title: Senior Vice President

By:	/s/ Kristin Leung
Name: Kristin Leung
Title: Senior Vice President

SFTY VENTURE LLC

By:	/s/ Steven Sinnett
Name: Steven Sinnett
Title: Authorized signatory

By:	/s/ Kristin Leung
Name: Kristin Leung
Title: Authorized signatory

Exhibit Index

Exhibit A	Joint Filing Agreement, dated February 12, 2018, entered into by GIC Private Limited, GIC Real Estate Private Limited, GIC Real Estate, Inc. and SFTY Venture LLC.